Exhibit 99.1

Mountain Province Diamonds C$95M Rights Offering Completed and Oversubscribed

Shares Issued and Outstanding: 158,966,333
TSX: MPV
NASDAQ: MDM

TORONTO and NEW YORK, March 31, 2015 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NASDAQ: MDM) today announced the successful completion of the previously announced C$95M rights offering (the "Offering"), which expired at 5 p.m. on March 30, 2015. A total of 125,631,285 rights were exercised under the basic subscription privilege for 22,079,247 common shares. In addition, a further 4,014,419 common shares were subscribed for under the additional subscription privilege. The combined basic and additional subscriptions represent an oversubscription against the 23,761,783 common shares available under the Offering.

The subscribers for common shares under the additional subscription privilege have received their pro rata entitlement to the 1,682,536 common shares remaining under the Offering after the allocation of 22,079,247 common shares under the basic subscription privilege. A total of 23,761,783 common shares have been issued under the Offering. As the Offering was fully-subscribed, the Company's major shareholder, Mr. Dermot Desmond, who entered into a standby agreement with the Company in connection with the Offering, will not subscribe for any additional shares under the Offering pursuant to the standby commitment.

Patrick Evans, Mountain Province President and CEO, commented: "We are very pleased with the exceptionally strong support our rights offering received from shareholders. We also thank our major shareholder, Mr. Desmond, for the support provided through the standby guarantee."

The proceeds of the Offering will be used to fund a US$75M cost overrun facility, the arrangement of which is a condition precedent to drawdown of the previously announced US$370M term loan facility. Finalization of the term loan facility remains subject to finalization of the facility documentation, which is expected shortly.

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

Gahcho Kué is the world's largest and richest new diamond development project. A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

The Gahcho Kué Joint Venture has received approval for a Class A Land Use Permit and Type A Water License, permits required for the completion of construction of the Gahcho Kué diamond mine. Site preparation commenced in December 2014 and the overall project is on schedule for first production during H2 2016.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release includes certain information that may constitute "forward-looking information" under applicable Canadian and US securities legislation. Forward-looking information includes, but is not limited to, the Company's strategic plans, future operations, future work programs and objectives. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc.: Patrick Evans, President and CEO, 161 Bay Street, Suite 2315, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 07:53e 31-MAR-15